UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information dated May 18, 2011

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Board of Directors authorized Dr. Luis Carlos Sarmiento Angulo, Chairman of the Board of Grupo Aval, to acquire, directly or indirectly, common or preferred shares of the company up to an amount of thirty billion Colombian pesos (COP 30,000,000,000). The authorization was given in accordance with the terms of Article 404 of the Commercial Code, by unanimous vote of the directors, except the requestor, Dr. Sarmiento Angulo.

In order to grant its authorization, the Board considered that the acquisitions to be made pursuant to such authorization will not be made for market speculation purposes, as reported by Dr. Sarmiento Angulo in his request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2011

Grupo Aval Acciones y Valores S.A.

By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel